Brian C. Daughney,
Esq. bdaughney@beckerlawyers.com
Phone: (212) 599-3322 ext 25119
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

October 6, 2021

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form S-4 Confidentially Filed September 3, 2021 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 23, 2021 on the Company’s Amendment No. 1 to the proxy/registration statement on Form S-4 previously submitted on September 3, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 2 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	We note the revisions made in response to prior comment 1. Please revise to prominently state that VIYI is not a Chinese operating company but a Cayman Islands holding company with its operations conducted by its subsidiaries and through contractual arrangements with a VIE.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

2.	We note the revisions made in response to prior comment 4, including disclosure on page 43 indicating that New Venus will be a “controlled company” after the business combination. Please revise the cover page to disclose New Venus’ expected status as a “controlled company.”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

Summary of the Proxy Statement/Prospectus, page 11

3.	We note your response to prior comment 11; however, we were unable to locate a diagram that depicts your post-business combination structure and identifies the ownership percentages of various securityholder groups. Please revise or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 15 and 16.

4.	In response to prior comment 13, you state that VIYI is currently not required to obtain approval from Chinese authorities to list on U.S. exchanges and thus have not received any explicit permission or denial from the CSRC, CAC or other Chinese authorities. We note that the above statement focuses on permissions required to list on U.S. exchanges. Please broaden your disclosure to address any permissions required to approve of the VIE’s operations and any permissions required to operate and issue VIYI’s securities to foreign investors. Please ensure that you affirmatively state whether VIYI or its VIE and subsidiaries have received all such requisite permissions and whether any such permissions have been denied.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and pages 22 and 23. We also refer to the summary risk factors on pages 24 and 25, and risk factors contained on pages 46, 47, and 51 (“VIYI may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies”; “VIYI’s business generates and processes a large amount of data, and VIYI is required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject VIYI to enforcement actions for compliance failures, or restrict portions of VIYI’s business or cause VIYI to change its data practices or business model”; and “Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of VIYI’s current corporate structure, corporate governance and business operations”).

5.	We note the risk factor disclosure you highlight in response to prior comment 16. Please revise your summary section to provide all of the disclosure requested by prior comment 16 in the summary.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement Summary Risk Factors on pages 24 and 25.

Risk Factors, page 22

6.

We note your response to prior comment 12. Please further revise to specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of VIYI’s ordinary shares. Also address the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 22 and 23, the risk factors contained on pages 46, 47, and 51 (“VIYI may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies”, “VIYI’s business generates and processes a large amount of data, and VIYI is required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject VIYI to enforcement actions for compliance failures, or restrict portions of VIYI’s business or cause VIYI to change its data practices or business model” and “Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of VIYI’s current corporate structure, corporate governance and business operations”) and also on page 54 (“The PRC government exerts substantial influence over the manner in which VIYI, its subsidiaries, and its VIE must conduct its business activities. VIYI is currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if VIYI or its VIE were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors”) and on page 57 (“VIYI and the VIEs are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect VIYI’s and the VIEs’ business and prospects, and may result in a material change in VIYI’s and the VIEs’ operations and/or the value of VIYI’s ordinary shares or could significantly limit or completely hinder VIYI’s and the VIEs’ ability to offer or continue to offer securities to investors and cause the value of VIYI’s securities to significantly decline or be worthless”).

Summary of the Proxy Statement/Prospectus

Summary Financial Information of VIYI, page 25

7.	Please explain why the VIE’s operating revenue significantly declines over the reporting periods. For example, operating revenue reported in the year ending December 31, 2019 and 2020 was RMB 111,185,073 and RMB 149,575,631 then declines to RMB 7,112,735 for the six months ending June 30, 2021. In addition, clarify why there was no cost of revenue reported for the six months ending June 30, 2021. Indicate whether these results are due to the January 11, 2021 transfers of equity interest in certain entities by Shenzhen Yitian to Weidong. If so, clarify whether these business or entities are not subject to risk that they might be in a restricted business. Lastly, please describe the terms and reasons for the significant intercompany receivable on the VIE’s balance sheet as of June 30, 2021.

The Company respectfully advises the Staff that as a result of certain intra-Company equity transfers on January 11, 2021, former subsidiaries of VIYI’s VIE Shenzhen Yitian, which include Weidong, YY online, Korgas 233 and Wuhan 233, with the exception of Shenzhen Qianhai, became wholly-owned subsidiaries of Shenzhen Weiyixin, which is the Company’s wholly-owned subsidiary in the PRC. As a result of these equity transfers, Shenzhen Yitian and its subsidiary Shenzhen Qianhai became the remaining VIE of the Company, which in turn caused a significant decrease in terms of revenue attributable from VIEs. Please note the Company has also revised its disclosure on page 33 to illustrate the “cost of revenue for VIE.” Data contained in this new column on the Revised Registration Statement was inadvertently included as operating expenses in the Company’s amendment no. 1 to the registration statement.

The entities which were subject to intra-Company equity transfer are mainly engaged in advertising algorithm services. Advertising algorithm service is not a foreign-ownership restricted business in the PRC pursuant to the PRC Special Administrative Measures for Access of Foreign Investments (“Negative List”), which means the entities subject to these equity transfers are generally not subject to the regulatory risks arising from the Negative List. However, the Company determined that Shenzhen Yitian and its subsidiary Shenzhen Qianhai would remain under the Company’s control through contractual arrangements, because these businesses possess PRC Internet Content Provision (“ICP”) licenses which enable them to operate certain foreign-investment restricted business in telecommunication, which is a business that is part of the Negative List. In the future, the Company may also develop other business that will require ICP licenses and / or is listed on the Negative List (as may be amended from time to time) through Shenzhen Yitian and its subsidiary Shenzhen Qianhai.

The VIE’s intercompany receivable of approximately RMB 100 million was mainly due from Shenzhen Weiyixin, the primary beneficiary of Shenzhen Yitian. This is part of the Company’s internal control on cash management where cash is controlled at the holding company level to reduce the risk of mismanagement. The advance is non-interest bearing and has no fix repayment date.

Based upon the foregoing, other than page 33 as stated above, no other changes were made to the Revised Registration Statement.

Background of the Business Combination

Basis for Venus Board of Directors’ Recommendation - Fairness Opinion, page 90

8.	We note the revisions made in response to prior comment 25; however, we were unable to locate disclosure responsive to Item 1015 of Regulation M-A. For example, please revise to disclose any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Venus and King Kee Appraisal and Advisory Limited, including the amount of compensation that King Kee has received, and will receive, related to the fairness opinion and any amount that is contingent upon the successful completion of the business combination.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 93.

Business Combination Proposal

Projected Financial Metrics (000RMB), page 96

9.	You disclose that VIYI Algorithm Inc., previously known as VIYI Technology Inc., is a company incorporated on September 24, 2020. Please expand your disclosures to explain in greater detail your basis for presenting significant growth in your financial projection when your company appears to have a limited operating history and operates in a competitive industry. In this regard, please segregate your projected revenue by each revenue stream and by geographic location. Disclose underlying assumptions that are driving growth for each revenue stream (e.g., number of chips sold per year). Separately disclose the projected operating revenue and results associated with your VIE. Refer to Item 10 of Regulation S-K. In addition, explain why you are presenting under Yen currency instead of using RMB.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Registration Statement on pages 100, 101, and 102.

10.

Please disclose the material assumptions underlying the projections for Gross Profit, Adjusted EBITDA, and Net Profit. Refer to Item 10(b)(3)(i) of Regulation S-K. If material, disclose projected operating and other expenses. Additionally, provide projection disclosure for each reportable operating segment consistent with your segment footnotes.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 100, 101, and 102.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of VIYI

Key Factors Affecting Results of Operations, page 130

11.	We have reviewed your response to prior comment 28 and note that you disclose total number of customers, new customers, average annualized revenue per customer, and customer retention rate by segment. Please include a discussion of how you define the average annualized revenue per customer. In addition, please revise to include statements indicating the reasons why each metric provides useful information to investors and how management uses the metrics in managing or monitoring the performance of the business. Refer to SEC Release No. 33-10751.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 137.

Results of Operations, page 133

12.	You disclose that the increases in your operating expenses were mainly due to the increase in the number of your employees as VIYI set up or acquired new subsidiaries since May 2020. Please tell us what consideration you gave in quantifying these fluctuations. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. Refer to Section III.D of SEC Release 33-6835. Additionally, given that your operating expenses were impacted by an increase in the number of VIYI employees, please tell us why the cost of revenues has not been similarly impacted.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 142 and 145 to quantify the change for each period presented.

In addition to the amended disclosures, the Company respectfully advises the Staff that VIYI’s cost of revenue mainly consists of costs paid to channel providers and shared costs with content providers based on the profit-sharing arrangements for central processing algorithm (“CPA”) segment and cost of products sold for the intelligent chips segment. Employee costs are not, in the opinion of management of VIYI, significant to VIYI’s total cost of revenue.

13.	You disclose that while the overall cost of revenues has increased, the cost of revenues for Central Processing Algorithm Services declined by 43.7% mainly due to improvement in technology where VIYI’s algorithm could allow more advertisements to be placed from the same internet traffic, thus reducing its channel costs. Please clarify whether you anticipate this to be a continuing trend. Additionally, given that your operating expenses were impacted by an increase in the number of VIYI employees, please tell us why the cost of revenues of the Central Processing Algorithm Services segment has not been similarly impacted.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 141 to state the decrease in cost of revenue may not be a continuous trend as there are still limitation in current technology, but VIYI is continuing to make technological innovations in central processing algorithms to improve efficiency.

In addition, the Company respectfully advises the Staff that the increase in operating expenses of VIYI was mainly due to the impact of the increase in employees for newly established or acquired subsidiaries which are mainly in the intelligent chips segment. The decrease in cost of revenue of CPA segment was mainly due to decrease in channel costs due to improvement in technologies. Employee cost accounts for less than 5% of total cost for CPA segment.

Pro Forma Combined Statements of Operation, page 179

14.	Please revise to add a column to reflect the results of the Fe-da Electronics as if the acquisition had been completed on January 1, 2020. We refer you to Rule 11-02(b) of Regulation S-X.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 186 and 187 to reflect the results of the Fe-da Electronics as if the acquisition had been completed on January 1, 2020.

Compensation of Directors and Executive Officers, page 189

15.	We note the revisions made in response to prior comment 39; however, we were unable to locate executive compensation disclosure in compliance with Item 402 of Regulation S-K. Please revise to provide this disclosure or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 195.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 190

16.	We note the table added in response to prior comment 33. Please revise to ensure that this table provides all of the disclosure required by Item 403 of Regulation S-K, including the beneficial ownership of management and the natural persons who directly or indirectly exercise sole or shared voting and/or dispositive power over shares held by entities.

We submit that that requested information is contained on page 196, including the new disclosure about the Sponsor shares. The Sponsor, and the Venus securities owned by it, are controlled by Yanming Liu under Section 13 and Section 16 of the Exchange Act. We will further update the disclosure prior to going effective if required.

Venus Acquisition Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Revision of Previously Issued Financial Statements, page F-9

17.	You disclose that 4,600,000 of public warrants to be issued in the offering are now classified in equity while previously you determined these warrants did not meet the criteria for equity treatment and recorded them as a liability. Please provide us with an accounting analysis that supports this change in accounting treatment. In addition, we note that this correction was identified on June 30, 2021 since you revisited your prior position on accounting for public warrants. Please tell us why you have not filed an Item 4.02 of Form 8-K to report this restatement.

In response to the Staff’s comments, we submit, on behalf of Venus’ management the following analysis and response.

(A)       Accounting analysis for the change in accounting treatment

On April 12, 2021, the SEC released a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Staff Statement”). Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants. Following the SEC Staff Statement, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity.

In connection with the preparation and filing of its last Form 10-Q, Management again reviewed ASC Section 815-40-15 which addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. The Company’s Private Placement Warrants are not indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 because the Private Placement Warrants shall not be redeemable by the Company as long as they are held by the Sponsor or any of its permitted transferees. The characteristics of the holders of the instrument should not be an input into the pricing of a fixed-for-fixed option on equity shares. As a result, Management has concluded that the Private Warrants are to be treated as liabilities.

The Company has also evaluated its Public Warrants in accordance with the guidance in ASC 814-40 and did not notice any terms or provisions related to the Public Warrants in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant.

Management considered that the settlement adjustments (in the events of stock dividends, split and aggregation of shares, and extraordinary divided as stated under section 4.1 and 4.2) of the Public Warrants were designed to protect a holder’s position from being diluted by a potential transaction initiated by the Company. The variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” option on the equity shares. The Company assessed that such adjustments would not prevent the Public Warrants from being considered indexed to the issuer’s own stock as the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. In addition, the Company has a call option to redeem the Public Warrants under certain circumstance. If the Company calls the Public Warrants for redemption, the Company requires all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The settlement amount will be worth the difference between the market price of the Company’s stock (e.g. $16.50) and $11.50 (exercise price of the warrants). Management considered this feature still met the “fixed-for fixed” criteria.

Management confirmed that the terms of exercise price and number of ordinary shares issuable upon exercise of the warrants will be adjusted solely to offset the effect of the dilutive events upon the occurrence of a dilutive event and the adjustments always result in the same intrinsic value for the equity-linked instrument both before and after the dilutive events. The adjustments do not preclude the instrument from being considered indexed to the reporting entity’s stock.

In addition, Management also considered the adjustments provision under section 4.3 provides for an adjustment of the exercise price of the Warrants (and the redemption trigger price described in Sections 6) if the Company issues additional shares of common stock or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial Business Combination and the Market Value is below $9.20 per share. This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15- 5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework. The provision does not preclude the Public Warrants from being considered indexed to the entity’s own stock.

Based on the above evaluation in accordance with the ASC 815-40, the Company determined that the Company’s Public Warrants meet the criteria for classification as equity. Accordingly, the Company classified the Public Warrants in the equity of additional paid in capital and the warrants are not required to be classified as liability and mark it to market at each reporting period.

Prior to the filing of its Form 10-Q for the period ended June 30, 2021, the Company previously accounted for the Public Warrants as components of liabilities due to misinterpretation of the SEC announcements before.

(B)       Item 4.02 of Form 8-K to report this restatement

The Company conducted an analysis under ASC 250-10-50-7 through 11 of correction of an error in previously issued financial statements and Staff Accounting Bulletin No. 99, Topic 1 M Materiality (“SAB 99”). In accordance of SAB No. 99 Topic 1M, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

As of February 11, 2021 and March 31, 2021, the Company reclassified $6,040,000 (initial recognition of Public Warrant value) and $6,060,000, respectively, from warrant liabilities related to Public Warrants to temporary equity (Shares Subject to Redemption). For the period from February 11, 2021 to March 31, 2021, the Company reclassified $20,000 of change in fair value of warrants to net loss. The revision between warrant liabilities and temporary equity has no impact to the Company’s cash flow.

Management concluded, in light of its below analysis, that the errors individually and in the aggregate were immaterial to the prior period financial statements, including February 11, 2021 and March 31, 2021

The corrections do not have any effect on revenues, retained earnings, equity, total assets or current assets, in the statements of financial positions or any per-share amounts affected for the period presented from February 11, 2021 to March 31, 2021;

The corrections were intra-period correction between February 11, 2021 to March 31, 2021 and will not have any effect on revenues, retained earnings, equity, total assets or current assets, total liabilities or current liabilities, in the statements of financial positions as of June 30, 2021 or for the year ended December 31, 2021;

The corrections do not make a change to the earnings, or hides a failure to meet analysts’ consensus expectations for the Company, or affects the Company’s compliance with regulatory requirements or loan covenants or other contractual requirement, or has an effect of increasing management’s compensation;

The corrections do not involve concealment of an unlawful transaction;

In no period did the corrections change income to a loss; and

The corrections had no impact on cash flows for the period from February 11, 2021 to March 31, 2021 and no impact on actual cash flow

Based on the above analysis, the Company does not consider that the judgment of a reasonable person relying upon the previously filed statements of balances sheets and cash flows would have been changed or influenced by the inclusion or correction made to such statements. Therefore, the Company has concluded that the corrections are immaterial.

Registrants must disclose information under item 4.02 of Form 8-K, Non-reliance on previously issued financial statements or a related audit report or completed interim review, when a registrant’s board of directors, audit committee or board authorized officer(s) or its current or former auditor concludes that previously issued financial statements should no longer be relied upon due to an accounting error. The Company concluded that the errors described above were individually and in the aggregate immaterial to the prior period financial statements.

Accordingly, those financial statements could continue to be relied upon. In this regard, the revisions would not constitute a restatement that would require the Company to disclose any information under Item 4.02 of Form 8-K.

VIYI Algorithm Inc and Subsidiaries

Note 2 - Summary of significant accounting policies

Revenue recognition, page F-49

18.	Please clarify why you believe revenue recognized from the resale of intelligent chips products and accessories should be presented on a gross basis. We refer you to ASC 606- 10-55-36 to 55-40. Please clarify whether you purchase and warehouse the products and accessories before delivery to your customers. You state that you have the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. Please describe your role in delivering the product to a customer. In addition, explain how you concluded you control setting the selling price in detail. Explain how you evaluated whether the selling price is determined by the marketplace. Please indicate whether the chip products are procured from one vendor.

In response to the Staff’s comments, the Company (VIYI) respectfully advises the Staff of the following:

1. VIYI has determined that it is a principal in relation to the resale of intelligent chips products, which forms the basis of VIYI’s belief that revenue derived from this business segment should be presented on a gross basis.

2. VIYI notes that its chip products are procured from multiple vendors. VIYI purchases inventory from its vendors and warehouses the products prior to delivery. VIYI commences delivery only when it receives an order from its customers. VIYI’s sales personnel will confirm the method of delivery with customers when customers place an order. In general, if customers require delivery, VIYI will arrange for delivery with third party logistic providers. Customers who do not require delivery may either arrange its own logistic or will call from the warehouse. VIYI bears inventory risk when the products are stored in the warehouse until the point where control is transferred to customers upon delivery or pick up as evidenced by the customers signed acceptance.

3. VIYI’s pricing for the resale of chip products is largely conditioned upon demand and supply. VIYI exercises business discretion in setting its selling price to maintain a reasonable margin to account for factors such as shifting inventory costs. Ultimately, VIYI’s pricing decision with respect to chips products subject to resale is not bound by any agreements with its various vendors.

In light of the above, VIYI concludes that it’s the principal in relation to the resale of intelligent chips products and presented the resale of intelligent chips products on a gross basis.

General

19.	We note your response to prior comment 42. Please file a legal opinion from the Zhou Ne Law Firm as an exhibit. Additionally, please ensure you identify each prospectus disclosure that constitutes the opinion of the Zhou Ne Law Firm as such.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 22, 50, and 61 to identify additional disclosures that constitute the opinion of Guangdong zhuone law firm, the Company’s PRC counsel. The Company has also filed as exhibit 5.3 a copy of the legal opinion from Guangdong zhuone law firm.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25119 or via e-mail at bdaughney@beckerlawyers.com.

Very truly yours,

/s/ Brian C. Daughney, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)